UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 47)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                                  Eve B. Burton
                             The Hearst Corporation
                                959 Eighth Avenue
                            New York, New York 10019
                                 (212) 649-2045


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                            Kathleen L. Werner, Esq.
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000



                                 April 24, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

--------------------------------
CUSIP No. 422317 10 7                  13D
--------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                               HEARST BROADCASTING, INC.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           67,566,039
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           67,566,039
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           67,566,039
------------ -------------------------------------------------------------------
    12.
             CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          72.2%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                          CO
============ ===================================================================

--------------------------------
CUSIP No. 422317 10 7                  13D
--------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                       HEARST HOLDINGS, INC.
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                       WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           67,566,039
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           67,566,039
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           67,566,039
------------ -------------------------------------------------------------------
    12.
             CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           72.2%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           CO
============ ===================================================================

--------------------------------
CUSIP No. 422317 10 7                  13D
--------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                         THE HEARST CORPORATION
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           67,566,039
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           67,566,039
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           67,566,039
------------ -------------------------------------------------------------------
    12.
             CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           72.2%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                            CO
============ ===================================================================

--------------------------------
CUSIP No. 422317 10 7                  13D
--------------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST FAMILY TRUST
------------ -------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.
             SEC USE ONLY


------------ -------------------------------------------------------------------
    4.
             SOURCE OF FUNDS
                                        WC
------------ -------------------------------------------------------------------
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA
------------------------- ------- ----------------------------------------------
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.
                                  SHARED VOTING POWER
                                           67,566,039
                          ------- ----------------------------------------------
                            9.
                                  SOLE DISPOSITIVE POWER

                          ------- ----------------------------------------------
                           10.
                                  SHARED DISPOSITIVE POWER
                                           67,566,039
------------ -------------------------------------------------------------------
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           67,566,039
------------ -------------------------------------------------------------------
    12.
             CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            72.2%
------------ -------------------------------------------------------------------
    14.
             TYPE OF REPORTING PERSON
                                           OO (Testamentary Trust)
============ ===================================================================

                                        7
                                  SCHEDULE 13D


     This Amendment No. 47 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $11,879,054.00. Hearst Broadcasting used its working capital to make such purchases.

Item 4.  Purpose of Transaction.

     Hearst Broadcasting purchased additional Securities, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer. See also Item 6.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) As of April 24, 2006, the Reporting Persons owned 25,281,260 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a share-for-share basis. Thereafter, the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 67,566,039 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 72.2% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of March 17, 2006, as per the Schedule 14A filed with the Securities and Exchange Commission on April 4, 2006, and assuming conversion of the Series B Preferred Securities owned by the Reporting Persons.

     (c) Since filing Amendment No. 46 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:


   Date           # of Shares         Price per Share ($)            Cost ($)
------------- ------------------- --------------------------- ------------------
 3/21/2006            100                  23.4600                   2,346.00
 3/21/2006            400                  23.4700                   9,388.00
 3/21/2006            200                  23.5000                   4,700.00
 3/21/2006            100                  23.5100                   2,351.00
 3/21/2006            200                  23.5200                   4,704.00
 3/21/2006            400                  23.5300                   9,412.00
 3/21/2006            500                  23.5400                  11,770.00
 3/21/2006            900                  23.5500                  21,195.00
 3/21/2006            100                  23.5800                   2,358.00
 3/21/2006            700                  23.6000                  16,520.00
 3/21/2006            300                  23.6200                   7,086.00
 3/21/2006            300                  23.6300                   7,089.00
 3/21/2006          5,700                  23.6400                 134,748.00
 3/21/2006          6,900                  23.6500                 163,185.00
 3/21/2006            500                  23.6600                  11,830.00
 3/21/2006          1,000                  23.6700                  23,670.00
 3/21/2006          1,700                  23.6800                  40,256.00
 3/21/2006            300                  23.6900                   7,107.00
 3/22/2006            800                  23.7000                  18,960.00
 3/22/2006            100                  23.7100                   2,371.00
 3/22/2006            800                  23.7200                  18,976.00
 3/22/2006            100                  23.7300                   2,373.00
 3/22/2006            100                  23.7400                   2,374.00
 3/22/2006          1,600                  23.7500                  38,000.00
 3/22/2006          2,900                  23.8100                  69,049.00
 3/23/2006            100                  23.7400                   2,374.00
 3/23/2006            500                  23.7500                  11,875.00
 3/23/2006            100                  23.7900                   2,379.00
 3/23/2006            600                  23.8000                  14,280.00
 3/23/2006          1,600                  23.8700                  38,192.00
 3/23/2006          1,900                  23.9000                  45,410.00
 3/23/2006          6,700                  23.9100                 160,197.00
 3/28/2006         85,500                  23.5000               2,009,250.00
 3/29/2006            100                  23.1500                   2,315.00
 3/29/2006            300                  23.1800                   6,954.00
 3/29/2006            900                  23.2000                  20,880.00
 3/29/2006            100                  23.2100                   2,321.00
 3/29/2006            200                  23.2200                   4,644.00
 3/29/2006            900                  23.2300                  20,907.00
 3/29/2006            300                  23.2400                   6,972.00
 3/29/2006            500                  23.2500                  11,625.00
 3/29/2006          2,600                  23.2600                  60,476.00
 3/29/2006            900                  23.2700                  20,943.00
 3/29/2006          1,400                  23.2800                  32,592.00
 3/29/2006            900                  23.2900                  20,961.00
 3/29/2006          2,500                  23.3000                  58,250.00
 3/29/2006          4,100                  23.3100                  95,571.00
 3/29/2006            500                  23.3200                  11,660.00
 3/29/2006          1,200                  23.3300                  27,996.00
 3/29/2006            700                  23.3500                  16,345.00
 3/29/2006            800                  23.3600                  18,688.00
 3/29/2006            100                  23.3700                   2,337.00
 3/30/2006            300                  23.3000                   6,990.00
 3/30/2006            500                  23.3200                  11,660.00
 3/30/2006            500                  23.3300                  11,665.00
 3/30/2006          2,800                  23.3400                  65,352.00
 3/30/2006          2,100                  23.3500                  49,035.00
 3/30/2006            400                  23.3600                   9,344.00
 3/30/2006            300                  23.3700                   7,011.00
 3/30/2006            200                  23.3800                   4,676.00
 3/30/2006            400                  23.3900                   9,356.00
 3/30/2006            200                  23.4000                   4,680.00
 3/30/2006            100                  23.4300                   2,343.00
 3/31/2006            800                  23.3400                  18,672.00
 3/31/2006            600                  23.3500                  14,010.00
 3/31/2006            200                  23.3600                   4,672.00
 3/31/2006          1,900                  23.3700                  44,403.00
 3/31/2006          2,100                  23.3800                  49,098.00
 3/31/2006            100                  23.4500                   2,345.00
 3/31/2006            200                  23.4600                   4,692.00
 3/31/2006            200                  23.4700                   4,694.00
 3/31/2006            400                  23.4800                   9,392.00
  4/3/2006            200                  23.1700                   4,634.00
  4/3/2006            100                  23.2100                   2,321.00
  4/3/2006            500                  23.2200                  11,610.00
  4/3/2006            900                  23.2300                  20,907.00
  4/3/2006          1,400                  23.2400                  32,536.00
  4/3/2006          1,300                  23.2500                  30,225.00
  4/3/2006            500                  23.2900                  11,645.00
  4/3/2006          8,300                  23.3000                 193,390.00
  4/3/2006          3,500                  23.3100                  81,585.00
  4/3/2006            500                  23.3200                  11,660.00
  4/3/2006            500                  23.3400                  11,670.00
  4/3/2006            200                  23.3600                   4,672.00
  4/3/2006            100                  23.3800                   2,338.00
  4/4/2006            300                  23.1000                   6,930.00
  4/4/2006            100                  23.1200                   2,312.00
  4/4/2006            400                  23.1300                   9,252.00
  4/4/2006            900                  23.1400                  20,826.00
  4/4/2006            400                  23.1500                   9,260.00
  4/4/2006            600                  23.1700                  13,902.00
  4/4/2006            100                  23.1800                   2,318.00
  4/4/2006            400                  23.2000                   9,280.00
  4/4/2006            300                  23.2700                   6,981.00
  4/4/2006          1,600                  23.2900                  37,264.00
  4/4/2006          5,100                  23.3100                 118,881.00
  4/4/2006          2,700                  23.3200                  62,964.00
  4/4/2006            700                  23.3300                  16,331.00
  4/4/2006            600                  23.3400                  14,004.00
  4/4/2006            800                  23.3500                  18,680.00
  4/5/2006          8,300                  23.1000                 191,730.00
  4/5/2006          5,700                  23.1100                 131,727.00
  4/5/2006          1,100                  23.1200                  25,432.00
  4/5/2006            100                  23.1300                   2,313.00
  4/5/2006          1,600                  23.1400                  37,024.00
  4/5/2006            100                  23.1500                   2,315.00
  4/5/2006          1,100                  23.1600                  25,476.00
  4/6/2006         12,000                  23.1800                 278,160.00
  4/7/2006            100                  22.9400                   2,294.00
  4/7/2006            500                  22.9800                  11,490.00
  4/7/2006            500                  22.9900                  11,495.00
  4/7/2006          4,000                  23.0000                  92,000.00
  4/7/2006          2,400                  23.0100                  55,224.00
  4/7/2006          1,300                  23.0200                  29,926.00
  4/7/2006            200                  23.0300                   4,606.00
  4/7/2006            500                  23.0400                  11,520.00
  4/7/2006            200                  23.0500                   4,610.00
  4/7/2006            500                  23.0600                  11,530.00
  4/7/2006            600                  23.0700                  13,842.00
  4/7/2006            300                  23.0800                   6,924.00
  4/7/2006            200                  23.0900                   4,618.00
  4/7/2006            200                  23.1000                   4,620.00
  4/7/2006          1,900                  23.1100                  43,909.00
  4/7/2006            600                  23.1200                  13,872.00
  4/7/2006            100                  23.1300                   2,313.00
  4/7/2006            700                  23.1400                  16,198.00
 4/10/2006            100                  23.0300                   2,303.00
 4/10/2006            200                  23.1200                   4,624.00
 4/10/2006            300                  23.1300                   6,939.00
 4/10/2006            100                  23.1600                   2,316.00
 4/10/2006            100                  23.1700                   2,317.00
 4/10/2006            100                  23.1900                   2,319.00
 4/10/2006            300                  23.2300                   6,969.00
 4/10/2006            500                  23.2400                  11,620.00
 4/10/2006            400                  23.2600                   9,304.00
 4/10/2006          2,300                  23.2700                  53,521.00
 4/10/2006          2,800                  23.2800                  65,184.00
 4/10/2006          1,000                  23.2900                  23,290.00
 4/10/2006            500                  23.3000                  11,650.00
 4/11/2006          1,100                  23.1600                  25,476.00
 4/11/2006            400                  23.1700                   9,268.00
 4/11/2006            200                  23.1800                   4,636.00
 4/11/2006            400                  23.1900                   9,276.00
 4/11/2006         10,900                  23.2000                 252,880.00
 4/11/2006          3,400                  23.2100                  78,914.00
 4/11/2006            800                  23.2200                  18,576.00
 4/11/2006            200                  23.2300                   4,646.00
 4/11/2006            200                  23.2400                   4,648.00
 4/11/2006            100                  23.2500                   2,325.00
 4/12/2006        168,000                  23.5000               3,948,000.00
 4/13/2006            300                  23.3400                   7,002.00
 4/17/2006            100                  23.1500                   2,315.00
 4/17/2006          1,000                  23.1600                  23,160.00
 4/17/2006            700                  23.1700                  16,219.00
 4/17/2006            200                  23.1800                   4,636.00
 4/17/2006            800                  23.1900                  18,552.00
 4/17/2006            900                  23.2000                  20,880.00
 4/17/2006            300                  23.2100                   6,963.00
 4/17/2006            400                  23.2200                   9,288.00
 4/17/2006          1,100                  23.2300                  25,553.00
 4/17/2006          1,000                  23.2400                  23,240.00
 4/17/2006            600                  23.2600                  13,956.00
 4/17/2006            800                  23.2700                  18,616.00
 4/17/2006            200                  23.2800                   4,656.00
 4/17/2006            400                  23.2900                   9,316.00
 4/17/2006            300                  23.3000                   6,990.00
 4/17/2006            100                  23.3100                   2,331.00
 4/18/2006            800                  23.0700                  18,456.00
 4/18/2006          1,700                  23.0800                  39,236.00
 4/18/2006            100                  23.0900                   2,309.00
 4/18/2006            800                  23.1200                  18,496.00
 4/18/2006            100                  23.1300                   2,313.00
 4/18/2006            800                  23.1400                  18,512.00
 4/18/2006            300                  23.1500                   6,945.00
 4/18/2006            200                  23.1600                   4,632.00
 4/18/2006            800                  23.1700                  18,536.00
 4/18/2006          4,500                  23.1800                 104,310.00
 4/18/2006            500                  23.1900                  11,595.00
 4/18/2006          1,100                  23.2000                  25,520.00
 4/18/2006          1,300                  23.2100                  30,173.00
 4/18/2006            200                  23.2200                   4,644.00
 4/18/2006          1,100                  23.2300                  25,553.00
 4/18/2006          1,500                  23.2400                  34,860.00
 4/18/2006            100                  23.2500                   2,325.00
 4/18/2006            200                  23.2600                   4,652.00
 4/19/2006            400                  22.9400                   9,176.00
 4/19/2006            900                  22.9500                  20,655.00
 4/19/2006            400                  22.9700                   9,188.00
 4/19/2006          7,400                  22.9800                 170,052.00
 4/19/2006          1,800                  23.0000                  41,400.00
 4/19/2006            900                  23.0100                  20,709.00
 4/19/2006            100                  23.0200                   2,302.00
 4/19/2006            200                  23.0400                   4,608.00
 4/19/2006          1,100                  23.0500                  25,355.00
 4/19/2006            200                  23.0600                   4,612.00
 4/19/2006            200                  23.0700                   4,614.00
 4/19/2006            400                  23.0800                   9,232.00
 4/19/2006            300                  23.0900                   6,927.00
 4/19/2006          1,200                  23.1000                  27,720.00
 4/20/2006            400                  23.0300                   9,212.00
 4/20/2006            200                  23.0400                   4,608.00
 4/20/2006            500                  23.0500                  11,525.00
 4/20/2006            300                  23.0800                   6,924.00
 4/20/2006            100                  23.1000                   2,310.00
 4/20/2006            200                  23.1200                   4,624.00
 4/20/2006            300                  23.1500                   6,945.00
 4/20/2006          1,300                  23.1600                  30,108.00
 4/20/2006            100                  23.1700                   2,317.00
 4/20/2006            400                  23.1800                   9,272.00
 4/20/2006            300                  23.1900                   6,957.00
 4/20/2006          1,300                  23.2000                  30,160.00
 4/20/2006            800                  23.2100                  18,568.00
 4/20/2006            100                  23.2200                   2,322.00
 4/20/2006            300                  23.2300                   6,969.00
 4/20/2006            600                  23.2400                  13,944.00
 4/20/2006            700                  23.2500                  16,275.00
 4/21/2006            100                  22.9000                   2,290.00
 4/21/2006            100                  22.9100                   2,291.00
 4/21/2006            100                  22.9400                   2,294.00
 4/21/2006            200                  22.9500                   4,590.00
 4/21/2006            400                  22.9900                   9,196.00
 4/21/2006          3,600                  23.0000                  82,800.00
 4/21/2006            300                  23.0100                   6,903.00
 4/21/2006          2,300                  23.0200                  52,946.00
 4/21/2006         10,100                  23.0300                 232,603.00
 4/21/2006          1,900                  23.0400                  43,776.00
 4/21/2006          1,300                  23.0500                  29,965.00
 4/24/2006          9,700                  22.8500                 221,645.00
 4/24/2006            100                  22.8800                   2,288.00
 4/24/2006            100                  22.8800                   2,288.00
                  508,200                                       11,879,054.00



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). On September 23, 2005, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to 25 million shares of the Issuer (inclusive of the 20 million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.

     In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.

     There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 27, 2006



                       HEARST BROADCASTING, INC.


                       By:    /s/ Eve B. Burton
                              --------------------------------------------------
                              Name:      Eve B. Burton
                              Title:     Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 27, 2006



                        HEARST HOLDINGS, INC.


                        By:    /s/ Eve B. Burton
                               -------------------------------------------------
                               Name:      Eve B. Burton
                               Title:     Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 27, 2006


                       THE HEARST CORPORATION


                       By:    /s/ Eve B. Burton
                              --------------------------------------------------
                              Name:      Eve B. Burton
                              Title:     Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 27, 2006



                       THE HEARST FAMILY TRUST


                       By:    /s/ Victor F. Ganzi
                              --------------------------------------------------
                              Name:      Victor F. Ganzi
                              Title:     Trustee